Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Equinox Gold Corp.

We consent to the use of our reports dated March 23, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Equinox Gold Corp. included in this Annual Report on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants

March 24, 2022
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.